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                                  EXHIBIT 99.3

Philip Bourdillon                                                Carl Wertz, CFO
Silverman Heller Associates                                  Diodes Incorporated
(310) 208-2550                                               (805) 446-4800

  DIODES INCORPORATED TO INVEST ADDITIONAL $9 MILLION IN MANUFACTURING FACILITY

Westlake Village, California -- April 6, 2000 --- Diodes Incorporated (Amex:
DIO) today reported that it will invest an additional $9 million in its manufacturing facility in China.

Today's announcement, which brings the Company's total investment in plant and equipment in Diodes-China to almost $40 million, will be financed with cash flow and existing credit facilities. Based upon the current backlog experienced by equipment manufacturers, the expansion is scheduled for completion by the end of 2000, with full production expected in the first quarter 2001.

C.H. Chen, President and Chief Executive Officer of Diodes, noted that this additional expansion is expected to increase capacity by an additional 30% and will include "next generation" sub-miniature components such as SC-70, SC-75, and SC-79. Mr. Chen stated: "Demand is such that our 1999 expansion of $11 million is sold-out, thus requiring this $9 million expansion. In addition, I am pleased to confirm that our 1999 expansion is on target and is expected to be at full capacity by mid-year 2000."

As the industry requires manufacturing of smaller and more efficient products that meet the technical requirements of customers seeking to integrate multiple technologies within one package, the Company will continue to increase manufacturing capacity as worldwide demand warrants.

Diodes Incorporated manufactures high-quality discrete semiconductor devices and provides customer support to leading manufacturers in the automotive, electronics, computing and telecommunications industries. Through the Company's ISO-9000 and QS-9000 certified manufacturing facilities located in Shanghai, China and Taipei, Taiwan, Diodes' products include small signal transistors and MOSFETs, transient voltage suppressors (TVSs), zeners, diodes, rectifiers and bridges. The Company's ISO-9000 corporate sales, marketing, engineering, and logistics headquarters is located in Southern California.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Recent news releases, annual reports, and SEC filings are available at the Company's web site: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.